Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 Files No. 333-220059 and 333-227246) of our reports dated February 26, 2020, with respect to the consolidated statement of financial position as of December 31, 2019, the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flows statement, for the year ended December 31, 2019, and the related notes of Atlantica Yield plc, and the effectiveness of Atlantica Yield plc’s internal control over financial reporting for the year ended December 31, 2019, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp’s Form 6 K dated February 27, 2020.

/s/ Ernst & Young, S.L.

Madrid, Spain
February 27, 2020